Exhibit (a)(1)(K)

FOR IMMEDIATE RELEASE

Contact:

Winnie Lerner / Tom Johnson

Abernathy MacGregor Group

212/371-5999

Tracinda Expresses Concern About Tesoro Rights Plan

LOS ANGELES, CA — November 26, 2007 — Tracinda Corporation stated today that the adoption of a rights plan by the Board of Directors of Tesoro Corporation (NYSE: TSO) on November 20, 2007 has resulted in a failure of a condition to Tracinda’s tender offer for shares of Tesoro common stock. The change in Tesoro’s capitalization resulting from the rights plan, including, without limitation, the potential dilutive effect thereof, negatively impacts all Tesoro stockholders, including Tracinda. Among other things, the rights plan significantly limits opportunities to enhance stockholder value and restricts the ability of Tesoro stockholders to freely vote or sell their shares. As a result, in Tracinda’s judgment, the rights plan has a material adverse effect on the value of the Tesoro common stock and is materially adverse to all Tesoro stockholders. Accordingly, Tracinda is weighing its alternatives with respect to its pending cash tender offer.

Tracinda’s cash tender offer at $64.00 per share for up to 21,875,000 shares of Tesoro common stock, or approximately 16% of the shares outstanding, commenced on November 7, 2007 and is currently scheduled to expire at 11:59 p.m. ET on December 6, 2007.

There can be no assurance as to what actions Tracinda will or will not take with respect to its tender offer in light of the adoption of the announced rights plan by the Tesoro Board of Directors.

This press release shall not constitute an offer to purchase or a solicitation of an offer to sell, which may be made only pursuant to the terms of the Offer to Purchase and related Letter of Transmittal filed on November 7, 2007 with the Securities and Exchange Commission. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Tesoro shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.

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